
CYTONICS®
RELIEF FOR OSTEOARTHRITIS
EXECUTIVE SUMMARY
Cytonics, founded in 2006, is a **private research and development company** focusing on molecular diagnostic and therapeutic products for **chronic musculoskeletal diseases**.
Our first product was a **biomarker assay** to determine whether painful joints are experiencing breakdown of the articular cartilage, which is the hallmark of osteoarthritis.
We leveraged our deep understanding of the molecular etiology of osteoarthritis to develop our **APIC system**, a device which uses patients' own blood to treat damaged joints.
Current focus: **Recombinant Protein Drug Development Program**. We are currently developing a novel **drug product** to eradicate the pain and suffering associated with osteoarthritis once and for all.
We currently have **7 issued international patents**, and **10 patents pending**.
$1.8M
$18M
$10M

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Invest in Cytonics Corporation

Developing state-of-the-art diagnostics and therapeutics for osteoarthritis

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$1,000	$32,400,000	Crowd Note
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Cytonics Corporation is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Cytonics Corporation without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Raised over $15M to-date, including a $4M investment from Synthes (a Johnson & Johnson Company)
- The Company has executed licensing agreements for its FACT and APIC technologies, with a value up to $6M and 10% royalties on net sales
- The National Institute of Health (NIH) has awarded Cytonics nearly $1.8M in government grants
- 7 issued U.S. and international patents and 9 patents pending
- Founded by a leading orthopedic surgeon (21 years' experience) and backed by renowned physicians, researchers, and biotech investors

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Series B
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $32,400,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Cytonics is a leader in the field of regenerative medicine and is positioned to disrupt the space with their innovative biologic therapies for musculoskeletal diseases.

The Problem

Osteoarthritis (OA) is a crippling disease that is caused by the breakdown of cartilage within joints. While the exact cause of OA remains unknown, post-traumatic injuries (e.g., ACL tear) and age-related wear-and-tear of the joints significantly increase the incidence of the disease. Over 30 million people are treated for arthritis-related pain in the United States alone, placing a $185B burden on our healthcare system and economy. Missed work and excessive medical expenditure all result from the lack of an effective treatment. We believe the discovery of a safe, effective therapy for OA would have an enormous impact on the well-being of our nation's population and significantly reduce the burden placed on our economy.

Our Solution

Cytonics' solution to the OA problem is to deliver high concentrations of Alpha-2-Macroglobulin (A2M), a blood serum protein that has been shown to protect cartilage, into the joint space to slow and eventually halt the progression of arthritis.

We leveraged our understanding of the molecular forces that cause osteoarthritis to develop the "Autologous Platelet Integrated Concentration" (APIC) system, a device which concentrates A2M from patients' own blood to treat damaged joints. The APIC technology has treated over 6,000 patients nationwide, and has been shown to slow cartilage degradation, alleviate pain, and eventually halt the progression of OA.

Our current focus is on the development of CYT-108, a biologic therapy that was modeled after the naturally occurring A2M molecule found within blood. CYT-108 is a synthetic version of the A2M molecule that we hypothesize is more effective and 2-4x more potent than naturally occurring A2M. If approved by the FDA, CYT-108 will be the only therapy we are aware of that addresses the root causes of osteoarthritis and has the potential to cure this disease.

Product & Service

Our Science (A2M)

Alpha-2-Macroglobulin (A2M) is a naturally occurring blood serum protein involved in blood clot formation. A2M is also a well characterized, broad-spectrum protease inhibitor that has demonstrated potent inhibitory activity against the proteases that destroy cartilage in osteoarthritis (OA).

Unfortunately, the levels of naturally occurring A2M may be too low to lend therapeutic benefit to damaged joints. Delivering high concentrations of A2M directly into afflicted joints, however, has been shown to inhibit these cartilage-destroying proteases, slowing and potentially halting the progression of OA.

The FACT Diagnostic

Our flagship product, the Fibronectin-Aggrecan Complex Test (FACT), detects the presence of the Fibronectin-Aggrecan Complex (FAC) in samples of patients' joint fluid. A positive readout indicates that the patient's cartilage is damaged due to overactive proteases, and that the patient would benefit from our APIC treatment. We licensed the FACT to Synthes (acquired by Johnson & Johnson) in 2010 for $5M. The FACT is currently sold by our national distributor (A2MCyte) directly to orthopedic physicians.

The APIC System

The APIC system isolates A2M found naturally in the bloodstream, producing a concentrated solution that is then injected into the damaged joint. This is achieved by centrifuging patient's blood, then filtering out proteins that could cause damage to the joint while retaining the therapeutic A2M. The clinical success of our APIC therapy is evident--over 6,000 patients have been treated to-date. We licensed our technology to a national distributor (A2MCyte) for $850,000 upfront and 10% royalties on net sales. To-date, A2MCyte has sold over 6,000 kits directly to physicians. A2MCyte anticipates a dramatic growth in sales in 2019 as the company was recently acquired by a much larger international distributor, effectively doubling the sales force and giving access to international markets.

Testimonials*

"I have been using Cytonics' Alpha-2-Macroglobulin kits to treat various joint pains, mostly in the knee. This is part of my regenerative medicine practice. I've seen remarkable results such that I have suggested that my wife and my son undergo treatments. The treatments were remarkably successful in both of them. I am very pleased and I'm looking forward to having this product [CYT-108] available more easily off-the-shelf and approved by insurance. I expect a huge demand for it."

- L. Rosenfield, MD

"I [have] suffered [from] prolonged pain from a partial tear in my right Achilles tendon... After almost eight months of therapy and various treatments, R. Grossman, MD told me about Cytonics and the available A2M treatment. I received my first injection in April of 2018 and within weeks the large nodule in my Achilles had shrunk significantly... The A2M therapy has given me my life back."

- D. Bobb, patient

*The above individuals were not compensated for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

The Next Generation A2M Therapy: CYT-108

We leveraged our understanding of protein engineering to create a synthetic version of the naturally occurring A2M protein, dubbed "CYT-108." CYT-108 was engineered with a special "bait region" located in the center of the protein, responsible for trapping the destructive proteases that are upregulated in osteoarthritis. This engineered bait region makes CYT-108 more potent than the naturally occurring (wild-type) A2M. We have contracted Goodwin Biotechnology, a contract research organization, to purify industrial-scale quantities of CYT-108 for pre-clinical experiments and FDA clinical trials. We expect to begin pre-clinical trials in late-2019.

Gallery











What is Osteoarthritis and Why is it a Problem?.

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Media Mentions

Team Story

Gaetano Scuderi, MD, a fellowship-trained spine surgeon and former Stanford professor, began his quest to find the source of joint pain by assuming that there must be some compound that forms when cartilage begins to degrade due to arthritis. If such a biomarker could be located, then it could become an objective test for the presence of arthritis in joints, and hint at the cause of the cartilage damage. Dr. Scuderi examined the joint fluid from colleagues, employees, and even family members for biomarkers. Dr. Scuderi's first published paper (2006) attracted the attention of the Stanford Medical community, which became instrumental in conducting research and raising funds for the company. In 2006, Dr. Scuderi made a key hire, Lewis Hanna, PhD, an experienced R&D leader in biologic therapeutics. This research team created a specialty cartilage research lab focused on developing biologic solutions for osteoarthritis, giving birth to the APIC system and CYT-108. In 2018, Dr. Scuderi hired Joey Bose as President to oversee the drug development program. With the expert guidance of business, scientific, and regulatory consultants, Dr. Scuderi was able to form a critical mass of scientific and business expertise within the company.

Founders and Officers

Gaetano Scuderi, Md

FOUNDER AND CHAIRMAN OF THE BOARD

Gaetano Scuderi, MD is the Founder and CEO of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured world-wide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th degree black-belt in Jiu Jitsu and the founder/principle instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.



Key Team Members

Joey Bose

Antonio Carvalho, Cpa

Lewis Hanna, Ph.D.

Notable Advisors & Investors

Jason M. Cuellar, MD PhD

David C. Yeomans, PhD

Wayne Olan, Md

Thomas San Giovanni, Md

Raymond Golish, MD, PhD, Mba

Joseph Buckwalter, Md

Martin Angst, Md

Geoff Abrams, Md

Joey Bose

Raymond Johnson

Q&A with the Founder

Q Why did the company change names in 2007?
:
Cytonics Corporation: We wanted a name that was more reflective of the focus of our technology: Cyt + tonic = cell + elixir. This name is more reflective of the discovery of the cytokines that damage cartilage in OA and our treatment which attenuates their deleterious activity.

Q Please explain Dr. Scuderi's day-to-day role at Cytonics. Does Dr. Scuderi currently have any engagements outside of his role at Cytonics?
:
Cytonics Corporation: Dr. Scuderi is involved in the high-level decision making of the company. He has been instrumental in both the R&D and financing aspects of the company, and maintains close relationships with many doctors and scientists in the regenerative medicine space. Dr. Scuderi is a practicing orthopedic surgeon, who also teaches Jiu Jitsu (owner of Scuderi Self Defense; Jupiter, FL) and serves as an expert witness for medical malpractice cases.

Q How is Raymond Johnson currently employed?
:
Cytonics Corporation: Raymond Johnson is an external advisor to the company and is employed on a consulting basis. He contributes 5 to 15 hours per month in his performance of these duties and is compensated at the rate of $250 per hour for his services. He does not have an employment or consulting contract with the company. Mr. Johnson advises the company on matters of fund raising, licensing agreements, personnel, investor relations, budgeting, and corporate finance.

Q Why is this executive team the right team to be executing on Cytonics' strategy? Are there any gaps in the team? If so, what and how does the company plan to fill these?
:
Cytonics Corporation: Cytonics has a qualified team of MDs, PhDs, and MBAs who are highly experienced in all aspects of biotechnology research and development. Our founder and chairman, Dr. Gaetano Scuderi, has been recognized as one of the top spine surgeons in the country and has been a professor and researcher at Stanford University. He leads our team of other top orthopedic surgeons who have contributed their clinical knowledge and drug trial experience to Cytonics from the company's onset. Dr. Lewis Hanna, our de facto Chief Scientific Officer, has over 40 years' experience leading biotech research teams for Fortune 500 pharmaceutical companies. He leads our team of PhD researchers in the development of our recombinant protein therapeutics. Our president, Mr. Joey Bose, has significant experience in protein engineering and in healthcare investment banking. His cross-over skillset enables him to effectively manage the development of the company and its therapeutic assets. The company will continue to hire research, clinical trial, and management staff on a direct and contract basis as required.

Q Please identify the major risks to Cytonics' R&D roadmap through to commercialization of CYT-108.
:
Cytonics Corporation: The major impediment to our proposed R&D roadmap is demonstrating the clinical success of CYT-108 in the stages of FDA clinical trials. There are many reasons why a drug that has demonstrated efficacy may fail, including statistical reasons an insufficiently "powered" test ("Power" is the probability of correctly rejecting the null hypothesis in favor of the alternative hypothesis). We can mitigate this risk by estimating the therapeutic effect we expect in the clinical trials, based upon previous experiments, and ensuring that the study has enough participants to be appropriately powered. Other reasons that the drug might fail in clinical trials include: (1) Poor study design, (2) Poor purification of the drug product, and (3) Adverse events. We will mitigate these risks by (a) Working closely with the FDA to ensure that our proposed study protocols are comprehensive, (b) rigorously testing our purified CYT-108 in vitro, and (c) Conducting a Pilot Study ahead of the Pre-Clinical study to monitor the potential adverse effects of CYT-108 in large animals, then modifying the model, dose, and dosing schedule accordingly. On the commercial side, the major impediment to getting CYT-108 to market comes from identifying a strategic partner or acquirer to bring the drug to market. Given the massive unmet need for an effective treatment for OA, our relationship with J&J, the clinical success of our APIC therapies, and the general excitement in the regenerative medicine community, we believe that we have a high probability of partnering with a large institution to bring CYT-108 to market (or selling the developed asset to a large pharmaceutical company).

Q Please outline the company's product development roadmap for APIC and APIC mini over the coming years.
:
Cytonics Corporation: Cytonics intends to expand APIC and APIC mini into the global human and veterinary markets. We are currently speaking with a number of medical device distributors that would like to purchase a license to sell our products in these markets. We are currently conducting studies at LSU to determine the benefit that APIC has in their athletes over competing devices. We are also conducting a study in horses (guided by an equestrian orthopedic surgeon) to demonstrate APIC's efficacy in animals. These datasets

will be a compelling piece of marketing material, and will add further legitimacy to Cytonics' claims of superior technology. We are currently entertaining bids from two groups that would like to purchase exclusive rights to sell both systems in the veterinary market indefinitely. In this scenario, Cytonics will maintain rights to the Intellectual Property but would designate the 3rd party purchaser the "Specifications Developer" with the FDA. This would relieve Cytonics of the onus of FDA filings and communications.

Q Please detail the barriers to entry for potential new entrants to this market.

:

Cytonics Corporation: The largest barrier to entry is the multi-faceted nature of osteoarthritis, and the difficulty in designing a therapeutic agent that can target the multiple intracellular signaling pathways that are dysregulated in the disease. Osteoarthritis has been studied extensively over the last half century, and yet no effective therapeutic has come to light. A large part of this failure is Big Pharma's narrow approach. This narrow approach was adopted because Pharma was able to solve rheumatoid arthritis with a single class of compound, TNF-alpha inhibitors. TNF-alpha is a pro-inflammatory cytokine that is the "master switch" for rheumatoid arthritis. Shutting off this master switch shuts the disease down. While TNF-alpha is upregulated in both rheumatoid and osteoarthritis, the multi-faceted nature of osteoarthritis renders TNF-alpha inhibitors inadequate. The search for a "master regulator" of osteoarthritis has turned up nothing. An effective therapeutic must address the many molecular causal factors of the disease. It is for this reason that the osteoarthritis market is extremely difficult to break into.

Cytonics' advantage is the subject matter expertise that drives our therapeutic pipeline. Dr. Scuderi is a world-renowned orthopedic surgeon that spent 4 years studying osteoarthritis at Stanford, while he taught courses in Stanford's medical school. His efforts helped elucidate the causal factors of the disease, which enabled him to develop a specific biomarker assay to determine the progression of osteoarthritis by sampling joint fluid. Supported by his colleagues at Stanford, doctors within the regenerative medicine community, and scientists at premier institutions such as Brown University and Scripps Institute, Dr. Scuderi was able to assemble a critical mass of expertise to penetrate the scientific hurdles and drive the development of novel therapeutics for osteoarthritis.

Q Please explain why the company reduced the price per share between the A and B1 rounds. And why was the recent note offered at such a steep discount? Please provide said note, if available.

:

Cytonics Corporation: Management determined the pricing for the first round arbitrarily. Shortly after the round closed, management determined that it was overpriced, and decided to lower the price of preferred shares to $2.50 for subsequent round. At this point, Dr. Scuderi gifted all the Preferred A shareholders common stock on a 1-to-1 basis, from his own common stock holdings, to effectively reduce their cost of ownership. Our next major investor, J&J/Synthes, imputed a price of $2.50 per share of Preferred B1. Round B2 was reopened in 2013 at $4.00 per share. The price increase was justified because the company had achieved many technical milestones and issued patents. In all cases, the prices have been determined by management based on scientific and commercial milestones that had been achieved and market conditions (2007-2008 market crash and subsequent recovery).

Q Please identify the company's potential exit opportunities and desired timeline.

:

Cytonics Corporation: We intend to find a strategic partner to out-license the CYT-108 technology to or identify an acquirer (e.g., Big Pharma) to purchase CYT-108. Strategic partners and potential acquirers will start to take interest once Phase 1 trials are complete, and CYT-108 is proven safe and effective in a small sample of humans. We anticipate that this will occur in late 2021/early 2022. We also intend to uplist to the NASDAQ once we complete our Reg A+ and meet the listing requirements (mid 2021), which will provide early investors with liquidity ahead of any partnership or sale.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series B
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $32,400,000
Interest rate:	5.0%

Additional Terms

Closing conditions:	While Cytonics has set an overall target minimum of US $250,000 for the round, Cytonics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Cytonics's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

- CYT-108 Purification
- Pilot Animal Study
- Reg A+ Fundraising Mar...

If Maximum Amount Is Raised

- CYT-108 Purification
- Pilot Animal Study
- GMP Production of CY...
- Reg A+ Fundraising Mar...

Investor Perks

Invest by 4/1/19 and receive the next tier up from your investment perks (e.g., invest $15,000 and receive the $25,000-level perks)

- $15,000 – Complimentary consultation with a qualified physician (regional availability may differ), plus participation in scheduled quarterly calls with Cytonics' senior management

- $25,000 – All of the above, plus complementary APIC kit (sent to a qualified physician, regional availability may differ)

- $50,000 – All of the above, plus paid airfare to visit our research facilities and a dinner with Cytonics' senior management, plus a complimentary consult with Gaetano Scuderi, MD and APIC treatment

- $100,000 – All of the above, plus complimentary flight (for two) to Jupiter, FL for a weekend stay at the Jupiter Beach Resort, plus invitation to annual updates (dinners, calls) with Cytonics' senior management

- $200,000 – All of the above, plus an active role in CYT-108 development, plus complimentary admission to industry conferences that Cytonics attends (such as the American Academy of Orthopedic Surgeons Annual Meeting)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Cytonics Corporation's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size   US $300,000
Closed Date   Nov 30, 2009
Security Type   Preferred Equity

Series A

Round Size   US $2,304,760
Closed Date   Nov 30, 2009
Security Type   Preferred Equity

Series B

Round Size   US $7,630,960
Closed Date   Jan 5, 2016
Security Type   Preferred Equity

Bridge

Round Size	US $794,000
Closed Date	Oct 15, 2018
Security Type	Crowd Note
Valuation Cap	US $32,400,000

Financial Discussion

Operations

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

As shown in the accompanying financial statements, attached as Exhibit B, the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had approximately $772,330 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



The US-market for an effective treatment for osteoarthritis (OA) was estimated by examining Hyaluronic Acid (HA) sales in years past. HA is a "viscosupplementation" therapy that is commonly used to treat OA. These figures do not take into account the sale of corticosteroids and pain relievers as treatments for OA (both corticosteroids and pain relievers are sold for other applications, so estimating the percentage of sales attributed to treating OA is not practical). The actual market is likely much larger.
https://www.grandviewresearch.com/industry-analysis/hyaluronic-acid-market?
utm_source=google&utm_medium=cpc&utm_campaign=AdWords_HyaluronicAcid_Type2_Healthcare&gclid=Cj0KCQiAwc7jBRD8ARIsAKSUBHJcQ9vJ710LSPKlezGizLEJaugYEPVH6mLYADoCJOLZ_VJxxjUR3XDaApL1EALw

Osteoarthritis (OA) is a degenerative disease that erodes the cartilage within joints as either part of the natural aging process or due to trauma.

Over 30 million Americans currently suffer from OA, and with the aging population the incidence of OA is projected to reach 25% of the adult population in the US by 2030. Over 6 million Americans are treated for post-traumatic OA, which occurs frequently in athletes that experience injury (e.g. ACL tear) on the field.

Over $185 billion is spent on treating OA every year. An effective treatment for OA would have a tremendous impact on both human well-being and the economic burden of the disease.

The market for treatment for OA can be approximated by examining the sales of TNA-alpha inhibitors ($30B), the class of drugs that treated OA's sister, rheumatoid arthritis (RA). The incidence of OA is 6 times higher than that of RA, implying that the global market for OA is greater than $180 billion.

Currently, limited treatment options exist for OA, and those treatment options are palliative - they treat the symptoms but not the root causes of the disease. We believe an effective treatment must address OA at its source (the upregulation of proteases within joints), and target the molecular forces that destroy the cartilage and cause joint pain and inflammation. Cytonics' A2M therapy is one of the only therapies on the market that achieves that aim. Further, we believe that our synthetic A2M drug product, CYT-108, will be the only biologic therapy with the potential to completely halt the progression of osteoarthritis.

Risks and Disclosures

The founder of the company, as well as the previous CEO are no longer full-time employees of the company. Although they sit on the board, they are not fully engaged employees and have outside interests. As a result, these individuals may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The commercial success of the Company's products will depend upon attaining market acceptance of these products among physicians, healthcare payors, and the medical community. Success will depend, in part, on the acceptance of the Company's products as safe, useful and, with respect to providers, cost effective. It is not certain how quickly, if at all, physicians will accept these products or, if accepted, how frequently they will be used. Products and planned or future products that the Company may develop or market may never gain broad market acceptance among physicians and the medical community for some or all of the targeted indications. Healthcare providers must believe that our products offer benefits over alternative treatment methods. The degree of market acceptance of any of the Company's products will depend on a number of factors, including:

- whether physicians and others in the medical community consider the products to be safe and cost effective treatment methods;

- the potential and perceived advantages of the products over alternative treatment methods; t

- the prevalence and severity of any side effects associated with using the products/treatments;

- product labeling or product insert requirements by the FDA or other regulatory authorities;

- limitations or warnings contained in the labeling cleared or approved by the FDA or other authorities;

- the cost of treatment in relation to alternative treatments methods;

- the convenience and ease of use of the products relative to alternative treatment methods;

- pricing pressure, including from group purchasing organizations ("GPOs"), seeking to obtain discounts on products based on the collective buying power of the GPO members;

- the availability of coverage and adequate reimbursement for procedures using our products from third-party payors, including government authorities;

- the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government authorities;

- the ability to provide incremental clinical and economic data that show the safety, clinical efficacy and cost effectiveness of, and patient benefits from, the products; and

- the effectiveness of our sales and marketing efforts for our products.

In the future the Company's products may become obsolete, which would negatively affect operations and financial condition. The medical device industry is characterized by rapid and significant change. There can be no assurance that other companies will not succeed in developing or marketing devices and products that are more effective than the Company's treatments or that would render the Company's products or treatments obsolete or noncompetitive. Additionally, new surgical procedures, medications, and other therapies could be developed that replace or reduce the importance of its products. Accordingly, the Company's success will depend in part on the ability to respond quickly to medical and other changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that new product development efforts will result in any commercially successful products.

The company advertised it's intention to crowdfund via Twitter on May 31 2018, though there was no offering ongoing at the time. This action may have been in violation of SEC rules, as the SEC proscribes any "offers" of securities, either publicly or privately prior to the filing of the Form C. Any communication made prior to filing the Form C may be construed as an unregistered offer of securities made in violation of Section 5 of the Securities Act — a "Bad Act" that could prevent the Company from being able to use Regulation CF, Rule 506, or Regulation A in the future.

The CEO is not a founder of the company and has been employed with the Company for approximately one year. Further, the CEO has never run a biotechnology company before. Biotechnology companies are subject to unique challenges and idiosyncrasies which may be difficult to anticipate for one new to the space or market. In particular, biotechnology companies are subject to heavy regulation and scrutiny, legal liability, compliance challenges, intense technological change, among other challenges.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products. The sales process involves educating customers about the Company's products, participating in extended products evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally [6 to 24] months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. Additionally, the company has outstanding convertible notes of approximately $800,000 which will convert in the future and may dilute investors in this round upon conversion. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the notes to the financial statements provide that "the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products."

Success in early preclinical studies may not be indicative of results obtained in later preclinical studies and clinical trials. The Company's products may not have been evaluated in human clinical trials, and the Company may experience unexpected or adverse results in the future. The Company will be required to demonstrate through adequate and well-controlled clinical trials that its products are safe for humans and effective for indicated uses before it can seek regulatory approvals for commercial sale. The positive results it has observed in preclinical trials may not be predictive of outcomes in future clinical trials. Its products may also fail to show the desired safety and efficacy in later stages of clinical development even if they successfully advance through initial clinical trials. The clinical trial process may fail to demonstrate that the product is safe for humans and effective for indicated uses, which may cause the Company to abandon certain products or therapies. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and there is a high failure rate for product candidates proceeding through clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development, failure to perform in accordance with FDA good clinical practices or applicable regulatory guidelines in the EU and other countries, selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data, or changes in regulatory requirements and guidance that require amending or submitting new clinical protocols. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. The Company cannot be certain that it will not face these or similar setbacks.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The biotech industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Many of company's contracts are understood to be contingent / to trigger on the successful development and proof of concept of CYT-108. Clinical development is a long, expensive and uncertain process and is subject to delays and the risk that products may ultimately prove unsafe or ineffective in treating the indications for which they are designed. Completion of clinical trials may take several years or more. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching an agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval at each site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials. The Company cannot provide any assurance that it will successfully, or in a timely manner, enroll its clinical trials, that its clinical trials will meet their primary endpoints or that such trials or their results will be accepted by the FDA or foreign regulatory authorities. The Company may experience numerous unforeseen events during, or because of, the clinical trial process that could delay or prevent it from receiving regulatory clearance or approval for new products or modifications of existing products, including new indications for existing products. Any such delays could adversely affect the Company's operations.

The Company depends on the performance of distributors and other resellers. The Company distributes its products through distributors and value-added resellers, which may also distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers may perceive the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company depends on a limited number of distributors for a substantial majority of its revenue. If the Company fails to retain or expand its relationships or its distributor reduces their commitments, its revenue could decline significantly. As a result of this concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions and actions of its significant distributor. In the future, any significant distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributor base, it will continue to be susceptible to risks associated with concentration.

The Company depends on profitable royalty-bearing licenses of its technology, and if it is unable to maintain and generate such license agreements, then it may not be able to sustain existing levels of revenue or increase revenue. The Company depends upon the identification, investment in, and license of new patents for revenues. If the Company is unable to maintain such license agreements and to continue to develop new license arrangements, then it may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth. The Company's current or future license agreements may not provide the volume or quality of royalty revenue to sustain its business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of sources and potential clients to whom it can market services. The Company's inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

The Company has conducted the following transactions with related persons. Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's President was $24,000 for year ended December 31, 2018. Rent was not being charged for use of the space in 2017. During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. The Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company does not have employment contracts in place. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, the Company might not have any ability to prevent those employees' direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Cytonics Corporation

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Cytonics Corporation. Once Cytonics Corporation accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Cytonics Corporation in exchange for your securities. At that point, you will be a proud owner in Cytonics Corporation.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Cytonics Corporation has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship. In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Cytonics Corporation does not plan to list these securities on a national exchange or another secondary market. At some point Cytonics Corporation may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Cytonics Corporation either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Cytonics Corporation's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Cytonics Corporation's Form C. The Form C includes important details about Cytonics Corporation's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.